Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-217356

Supplementing the Preliminary Prospectus Supplement dated October 3, 2018 (to Prospectus dated

November 17, 2017)

WILLDAN GROUP, INC.

1,750,000 SHARES OF COMMON STOCK

FINAL TERM SHEET

DATE: OCTOBER 4, 2018

Issuer:	Willdan Group, Inc.

Security:	Common stock, par value $0.01

Offering Size:	1,750,000 shares of common stock

Over-allotment Option:	262,500 shares of common stock

Trade Date:	October 4, 2018

Settlement Date:	October 9, 2018

Public Offering Price:	$30.00 per share

Underwriting Discounts and Commissions:	$1.95 per share

Net Proceeds to the Issuer:	$48,087,500 (after deducting the underwriters’ discounts and commissions and estimated offering expenses)

Joint Book-Running Managers:	Wedbush Securities Inc. Roth Capital Partners, LLC

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) Wedbush Securities Inc., Attention: Equity Syndicate Prospectus Department, 2 Embarcadero Center, Suite 600, San Francisco, CA 94111, by email at ecm@wedbush.com or by telephone at 800.422.4309 or (ii) Roth Capital Partners, LLC, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660 or by telephone at 800.678.9147.

Willdan Group, Inc., together with its direct and indirect subsidiaries, is referred to herein collectively as “we,” “our,” “Willdan,” or the “Company.”  Other capitalized terms used, but not defined, in this Free Writing Prospectus have the meanings given to them in the Preliminary Prospectus Supplement, filed with the SEC on October 3, 2018 (“Preliminary Prospectus Supplement”).

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

CAPITALIZATION

The table below sets forth our capitalization as of June 29, 2018:

•                  on an actual basis;

•                  on an as adjusted basis, assuming that the acquisition of Lime Energy is not completed and the conditions precedent to borrowing under the Delayed Draw Term Loan Facility are not satisfied, and giving effect to this offering, as if this offering had occurred on June 29, 2018; and

•                  on an as adjusted pro forma basis, assuming the acquisition of Lime Energy is completed, the conditions precedent to borrowing under the Delayed Draw Term Loan Facility are satisfied, and giving effect to this offering, as if each had occurred on June 29, 2018.

You should read this table together with “Use of Proceeds” appearing in the Preliminary Prospectus Supplement, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2017, in our Quarterly Report on Form 10-Q for the quarterly periods ended March 30, 2018 and June 29, 2018, and our Current Report on Form 8-K filed with the SEC on October 3, 2018, which are incorporated by reference into the Preliminary Prospectus Supplement and related prospectus.

	As of June 29, 2018 (Unaudited)
	Actual	As Adjusted for No Acquisition	As Adjusted Pro Forma for Acquisition
	(Dollars in thousands, except per share data)
Cash and cash equivalents	$11,225	$59,313	$9,313
Total debt:
Existing revolving credit facility (1)	2,000	—	—
New revolving credit facility (2)	—	—	—
Delayed Draw Term Loan Facility (3)	—	—	70,000
Total debt	2,000	—	70,000
Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, $0.01 par value, 40,000,000 shares authorized; 8,857,000 shares issued and outstanding at June 29, 2018	89	107	107
Additional paid-in capital	54,216	102,286	102,286
Retained earnings	25,659	25,659	25,659
Total stockholders’ equity	79,964	128,052	128,052
Total capitalization	$81,964	$128,052	$198,052

(1)                                 All amounts previously outstanding under the existing revolving credit facility were repaid subsequent to June 29, 2018.

(2)                                 Assumes no amounts will be outstanding under the new revolving credit facility after giving effect to the acquisition of Lime Energy. We may borrow up to an aggregate of $30.0 million under our new revolving credit facilities.

(3)                                 The amount available for borrowing under the Delayed Draw Term Loan Facility will be reduced by the net proceeds from any equity offering completed by us prior to any borrowings under such facility but, in no event, will the amount available for borrowing be less than $70.0 million. For purposes of the above table, we have assumed we will borrow $70.0 million under the Delayed Draw Term Loan Facility after giving effect to the acquisition of Lime Energy.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables present our summary unaudited pro forma condensed combined financial information as of and for the six months ended June 29, 2018 and for the fiscal year ended December 29, 2017. The unaudited pro forma condensed combined financial information for the six months ended June 29, 2018 gives effect to the acquisition of Lime Energy, this offering of our common stock and the use of proceeds therefrom and borrowings under the New Credit Facilities, assuming each had occurred on December 30, 2017. The unaudited pro forma condensed combined financial information for the fiscal year ended December 29, 2017 gives effect to the acquisition of Lime Energy, this offering of our common stock and the use of proceeds therefrom and borrowings under the New Credit Facilities, assuming each had occurred on December 31, 2016. The unaudited pro forma condensed combined balance sheet data as of June 29, 2018 gives effect to the acquisition of Lime Energy, this offering of our common stock and the use of proceeds therefrom and borrowings under the New Credit Facilities, assuming each had occurred on June 29, 2018.

The summary unaudited pro forma condensed combined financial information does not purport to be indicative of the financial position or results of operations that would have been reported had the acquisition of Lime Energy, this offering of our common stock and the use of proceeds therefrom and borrowings under the Credit Agreement actually been effected on the dates indicated, or at all, or which may be reported in the future. The summary unaudited pro forma condensed combined financial information does not reflect any revenue enhancements or cost savings from synergies that may be achieved with respect to the acquisition of Lime Energy, or the impact of non-recurring items directly related to the acquisition and the related debt financing. Although our management believes the assumptions used in preparing the summary unaudited pro forma condensed combined financial information were reasonable as of the date of this prospectus supplement, these assumptions may not prove to be correct. As a result, actual results could differ materially. The summary unaudited pro forma condensed combined financial information should be read together with our consolidated financial statements and the consolidated financial statements of Lime Energy and their respective accompanying notes included in our Current Report on Form 8-K filed with the SEC on October 3, 2018 along with our other documents incorporated by reference in the Preliminary Prospectus Supplement.

WILLDAN GROUP, INC. AND SUBSIDIARIES

Pro Forma Condensed Combined Statements of Operations

(Unaudited)

	Willdan Group, Inc. Historical	Lime Energy Co. Historical
	Six Months Ended June 29, 2018	Six Months Ended June 30, 2018	Pro Forma Adjustments		Willdan Group, Inc. Pro Forma Combined
	(Dollars in thousands, except per share amounts)
Contract revenue	$114,428	$73,303	$—		$187,731
Direct costs of contract revenue (exclusive of depreciation and amortization shown separately below):
Salaries and wages	22,125	—	6,385	(a)	28,510
Subconsultant services and other direct costs	49,613	49,711	(250	)(b)	99,074
Total direct costs of contract revenue	71,738	49,711	6,135		127,584
General and administrative expenses:
Salaries and wages, payroll taxes and employee benefits	20,750	—	7,689	(c)	28,439
Facilities and facilities related	2,595	—	756	(c)	3,351
Stock-based compensation	2,726	—	285	(c)	3,011
Depreciation and amortization	2,175	167	3,805	(d)	6,147
Other	8,265	20,386	(15,670	)(e)	12,981
Total general and administrative expenses (income)	36,511	20,553	(3,135)		53,929
Income (loss) from operations	6,179	3,039	(3,000)		6,218
Other income (expense):
Interest income	—	213	—		213
Interest (expense)	(53)	(1,363)	(632	)(f)	(2,048)
Other, net	19	(794)	794	(g)	19
Total other (expense)	(34)	(1,944)	162		(1,816)
Income (loss) before income taxes	6,145	1,095	(2,838)		4,402
Income tax expense (benefit)	627	3	(795	)(h)	(165)
Net income (loss)	$5,518	$1,092	$(2,043)		$4,567
Earnings per share:
Basic	$0.63				$0.43
Diluted	$0.60				$0.42
Weighted-average shares outstanding:
Basic	8,775,000		1,750,000		10,525,000
Diluted	9,247,000		1,750,000		10,997,000

(a)              Reflects reclassification from Subconsultant services and other direct costs and Other in General and administrative expenses to conform the presentation of Lime Energy’s financial information to Willdan’s presentation.

(b)              Reflects reclassification to Salaries and wages under Direct costs of contract revenue to conform the presentation of Lime Energy’s financial information to Willdan’s presentation.

(c)               Reflects reclassification from Other in General and administrative expenses to conform the presentation of Lime Energy’s financial information to Willdan’s presentation.

(d)              Reflects $3.0 million of amortization expenses attributable to intangible assets assumed to be acquired as part of the acquisition and reclassification of $0.8 million from Other in General and administrative expenses to conform the presentation of Lime Energy’s financial information to Willdan’s presentation.

(e)               Reflects reclassification to Salaries and wages under Direct costs of contract revenue, Salaries and wages under General and administrative expenses, Facilities and facilities related expenses, Stock-based compensation and Depreciation and amortization to conform the presentation of Lime Energy’s financial information to Willdan’s presentation.

(f)                Reflects expected interest expense after repayment of the outstanding debt of Lime Energy in connection with the acquisition of Lime Energy and anticipated borrowings under the New Credit Facilities to finance the acquisition. Assumes Willdan will not borrow under the new revolving credit facility and will borrow $70.0 million under the Delayed Draw Term Loan Facility. The interest expense for borrowings under the New Credit Facilities is based on an expected interest rate of 5.39%, which assumes LIBOR as of October 1, 2018, plus an applicable margin of 3.00% based on Willdan’s expected consolidated leverage ratio after the acquisition of Lime Energy. Borrowings under the New Credit Facilities will bear interest at a rate equal to either, at Willdan’s option, (i) the highest of the prime rate, the Federal Funds Rate plus 0.50% or one-month LIBOR plus 1.00% (“Base Rate”) or (ii) LIBOR, in each case plus an applicable margin ranging from 0.25% to 3.00% with respect to Base Rate borrowings or 1.25% to 4.00% with respect to LIBOR borrowings. The applicable margin will be based upon Willdan’s consolidated total leverage ratio. A change of 12.5 basis points in the interest rate would change interest expense for the period shown by $43,500.

(g)               Represents elimination of gain from change in derivative liability from related party due to extinguishment of convertible debt held by a substantial stockholder of Lime Energy in connection with the acquisition.

(h)              Represents the income tax impact of the pro forma adjustments based on the federal statutory rate of 28.0%.

WILLDAN GROUP, INC. AND SUBSIDIARIES

Pro Forma Condensed Combined Statements of Operations

(Unaudited)

	Willdan Group, Inc. Historical	Lime Energy Co. Historical
	Fiscal Year Ended December 29, 2017	Fiscal Year Ended December 31, 2017	Pro Forma Adjustments		Willdan Group, Inc. Pro Forma Combined
	(Dollars in thousands, except per share amounts)
Contract revenue	$273,352	$124,595	$—		$397,947
Direct costs of contract revenue (exclusive of depreciation and amortization shown separately below):
Salaries and wages	44,743	—	10,736	(a)	55,479
Subconsultant services and other direct costs	151,919	81,732	(278	)(b)	233,373
Total direct costs of contract revenue	196,662	81,732	10,458		288,852
General and administrative expenses:
Salaries and wages, payroll taxes and employee benefits	36,534	—	14,123	(c)	50,657
Facilities and facilities related	4,624	—	1,626	(c)	6,250
Stock-based compensation	2,774	—	332	(c)	3,106
Depreciation and amortization	3,949	1,693	7,410	(d)	13,052
Other	15,105	36,536	(27,949	)(e)	23,692
Total general and administrative expenses (income)	62,986	38,229	(4,458)		96,757
Income (loss) from operations	13,704	4,634	(6,000)		12,338
Other income (expense):
Interest income	—	429	—		429
Interest (expense)	(111)	(2,568)	(1,419	)(f)	(4,098)
Other, net	98	2,294	(2,294	)(g)	98
Total other (expense)	(13)	155	(3,713)		(3,571)
Income (loss) before income taxes	13,691	4,789	(9,713)		8,767
Income tax expense (benefit)	1,562	127	(2,720	)(h)	(1,031)
Net income (loss)	$12,129	$4,662	$(6,993)		$9,798
Earnings per share:
Basic	$1.42				$0.95
Diluted	$1.32				$0.90
Weighted-average shares outstanding:
Basic	8,541,000		1,750,000		10,291,000
Diluted	9,155,000		1,750,000		10,905,000

(a)              Reflects reclassification from Subconsultant services and other direct costs and Other in General and administrative expenses to conform the presentation of Lime Energy’s financial information to Willdan’s presentation.

(b)              Reflects reclassification to Salaries and wages under Direct costs of contract revenue to conform the presentation of Lime Energy’s financial information to Willdan’s presentation.

(c)               Reflects reclassification from Other in General and administrative expenses to conform the presentation of Lime Energy’s financial information to Willdan’s presentation.

(d)              Reflects $6.0 million of amortization expenses attributable to intangible assets assumed to be acquired as part of the acquisition and reclassification of $1.4 million from Other in General and administrative expenses to conform the presentation of Lime Energy’s financial information to Willdan’s presentation.

(e)               Reflects reclassification to Salaries and wages under Direct costs of contract revenue, Salaries and wages under General and administrative expenses, Facilities and facilities related expenses, Stock-based compensation and

Depreciation and amortization to conform the presentation of Lime Energy’s financial information to Willdan’s presentation.

(f)                Reflects expected interest expense after repayment of the outstanding debt of Lime Energy in connection with the acquisition of Lime Energy and anticipated borrowings under the New Credit Facilities to finance the acquisition. Assumes Willdan will not borrow under the new revolving credit facility and will borrow $70.0 million under the Delayed Draw Term Loan Facility. The interest expense for borrowings under the New Credit Facilities is based on an expected interest rate of 5.39%, which assumes LIBOR as of October 1, 2018, plus an applicable margin of 3.00% based on Willdan’s expected consolidated leverage ratio after the acquisition of Lime Energy. Borrowings under the New Credit Facilities will bear interest at a rate equal to either, at Willdan’s option, (i) the highest of the prime rate, the Federal Funds Rate plus 0.50% or one-month LIBOR plus 1.00% (“Base Rate”) or (ii) LIBOR, in each case plus an applicable margin ranging from 0.25% to 3.00% with respect to Base Rate borrowings or 1.25% to 4.00% with respect to LIBOR borrowings. The applicable margin will be based upon Willdan’s consolidated total leverage ratio. A change of 12.5 basis points in the interest rate would change interest expense for the period shown by $87,500.

(g)               Represents elimination of gain from change in derivative liability from related party due to extinguishment of convertible debt held by a substantial stockholder of Lime Energy in connection with the acquisition.

(h)              Represents the income tax impact of the pro forma adjustments based on the federal statutory rate of 28.0%.

WILLDAN GROUP, INC. AND SUBSIDIARIES

Pro Forma Condensed Combined Balance Sheet

(Unaudited)

	Willdan Group, Inc. Historical	Lime Energy Co. Historical			Willdan
	As of June 29, 2018	As of June 30, 2018	Pro Forma Adjustments		Group, Inc. Pro Forma Combined
	(Dollars in thousands, except per share amounts)
Assets
Current assets:
Cash and cash equivalents	$11,225	$2,055	$(3,967	)(a)	$9,313
Accounts receivable, net of allowance for doubtful accounts of $714,000 at June 29, 2018	22,896	26,130	—		49,026
Contract assets	42,410	10,320	—		52,730
Other receivables	777	—	—		777
Prepaid expenses and other current assets	3,242	5,452	—		8,694
Total current assets	80,550	43,957	(3,967)		120,540
Equipment and leasehold improvements, net	5,142	3,520	—		8,662
Goodwill	40,342	8,173	51,025	(b)	99,540
Other intangible assets, net	11,201	729	42,000	(c)	53,930
Other assets	920	1,100	—		2,020
Total assets	$138,155	$57,479	$89,058		$284,692

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$14,024	$12,253	—		$26,277
Accrued liabilities	24,198	15,535	—		39,733
Contingent consideration payable	4,224	—	—		4,224
Contract liabilities	6,163	661	—		6,824
Notes payable	—	595	(595	)(d)	—
Capital lease obligations	237	—	—		237
Total current liabilities	48,846	29,044	(595)		77,295
Contingent consideration payable	3,650	—	—		3,650
Notes payable	2,000	357	69,643	(e)	72,000
Capital lease obligations, less current portion	192	—	—		192
Deferred lease obligations	631	—	—		631
Deferred income taxes, net	2,404	—	—		2,404
Other noncurrent liabilities	468	14,029	(14,029	)(d)	468
Total liabilities	58,191	43,430	55,019		156,640

Commitments and contingencies		14,708	(14,708)		—

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—	—		—
Common stock, $0.01 par value, 40,000,000 shares authorized; 8,857,000 shares issued and outstanding at June 29, 2018	89	—	18	(f)	107
Stockholders’ Equity	—	1	(1)		—
Additional paid-in capital	54,216	206,002	(157,932	)(g)	102,286
Accumulated earnings (deficit)	25,659	(206,662)	206,662	(h)	25,659
Total stockholders’ equity	79,964	(659)	48,747		128,052
Total liabilities and stockholders’ equity	$138,155	$57,479	$89,058		$284,692

(a)              Reflects expected use of cash-on-hand, net of any cash proceeds received from expected borrowings under the New Credit Facilities, to fund the purchase price and transaction expenses related to the acquisition of Lime Energy and elimination of cash-on-hand from Lime Energy’s balance sheet.

(b)              Reflects the estimated amount of goodwill to be acquired at the date of the acquisition of Lime Energy. Goodwill represents the total excess of the total purchase price over the fair value of the net assets acquired. This allocation is based on preliminary estimates; the final acquisition cost allocation may differ materially from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities will be allocated to goodwill. Residual goodwill at the date of the acquisition of Lime Energy will vary from goodwill presented in the unaudited pro forma condensed combined balance sheet due to changes in the net book value of intangible assets during the period from June 30, 2018 through the date of the acquisition of Lime Energy as well as results of an independent valuation, which has not been completed as of the date of this prospectus supplement.

(c)               Reflects the preliminary estimate of the fair value of the acquired intangible assets. The purchase price allocated to these intangible assets is based on management’s estimate of the fair value of assets purchased, and has not been subject to an independent valuation as of the date of this prospectus supplement.

(d)              Reflects elimination of outstanding debt of Lime Energy prior to closing of the acquisition of Lime Energy.

(e)               Reflects expected borrowings under the New Credit Facilities in connection with the acquisition of Lime Energy and elimination of outstanding debt of Lime Energy prior to closing of the acquisition of Lime Energy. Assumes Willdan will not borrow under the new revolving credit facility and will borrow $70.0 million under the Delayed Draw Term Loan Facility.

(f)                Represents the elimination of the historical owners’ equity interest in Lime Energy.

(g)               Represents the elimination of the historical owners’ equity interest in Lime Energy.

(h)              Represents the elimination of the retained earnings of Lime Energy.

Reconciliation of Net Income to Adjusted Net Income and Adjusted Diluted EPS

The following is an updated reconciliation of net income to Adjusted Net Income and Adjusted Diluted EPS:

	Six Months Ended		Fiscal Year
	June 29, 2018	June 30, 2017	2017	2016	2015
	(Unaudited)
	(Dollars in thousands, except per share amounts)
Net income	$5,518	$5,953	$12,129	$8,299	$4,259
Stock-based compensation	2,726	1,096	2,774	1,239	777
Intangible amortization	1,400	1,096	2,426	1,924	1,171
Tax effect of stock-based compensation and intangible amortization	(421)	(184)	(593)	(854)	(818)
Adjusted net income	$9,223	$7,961	$16,736	$10,608	$5,389
Diluted weighted-average shares outstanding	9,247,000	9,078,000	9,155,000	8,565,000	8,113,000
Diluted earnings per share	$0.60	$0.66	$1.32	$0.97	$0.52
Stock-based compensation per share	0.29	0.12	0.30	0.14	0.10
Intangible amortization per share	0.15	0.12	0.26	0.22	0.14
Tax effect on stock-based compensation and intangible amortization per share	(0.04)	(0.02)	(0.06)	(0.09)	(0.10)
Adjusted Diluted EPS	$1.00	$0.88	$1.82	$1.24	$0.66